Hedge Fund Guided Portfolio Solution
900 North Michigan Avenue, Suite 1100
Chicago, IL 60611

March 1, 2019
VIA EDGAR

David L. Orlic
Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:            Hedge Fund Guided Portfolio Solution

File Nos. 333-224465 (Post-Effective Amendment No. 3) & 811-23347 (Amendment No. 6)

Dear Mr. Orlic,
We reviewed the Staff’s comments on the registration statement filed on Form N-2/A on February 15, 2019 (the “Registration Statement”) for Hedge Fund Guided Portfolio Solution (the “Fund”) (accession number: 0000898432-19-000217).  Below is a summary of the comments you provided via a telephone conversation with Matthew Rogers on Wednesday, February 20, 2019, as well as supplemental follow-up conversations.  We respectfully submit this response letter on behalf of the Fund.
Please find the Fund’s responses to the comments below, which will be reflected in the effective Registration Statement.  We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments and resolve any matters raised.  The Fund is seeking effectiveness of the Registration Statement, as amended, on March 1, 2019.
Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in its Registration Statement.  Page numbers refer to the page numbers of the February 15, 2019 Registration Statement.
Cover - Page 1
1.
Please describe the circumstances when a partial waiver or no sales load will be charged by the Selling Agents on purchases of Class A Shares.  Additionally, please explain if the Fund’s Class A Shares will be distributed through a single Selling Agent.

Response: The Fund has agreed to revise the relevant sales load language as follows:
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Cover Page:
Class A Shares may be subject to a sales load of up to 1.00% of the public offering price.  Class A Shares may only be purchased through Merrill Lynch Pierce, Fenner & Smith Incorporated or its affiliates and the specific amount of the sales load on Class A Shares will be determined in accordance with the chart under “Purchasing Shares—How Sales Load Reductions and Waivers for Class A Shares are Calculated.” Any sales load will not be part of a Shareholder’s investment in the Fund, and the sales load will neither constitute an investment made by the Shareholder nor form part of the assets of the Fund.
Page 11:
Class A Shares may be subject to a sales load of up to 1.00% of the public offering price. Class A Shares may only be purchased through Merrill Lynch Pierce, Fenner & Smith Incorporated or its affiliates and the specific amount of the sales load on Class A Shares will be determined in accordance with the chart under “Purchasing Shares—How Sales Load Reductions and Waivers for Class A Shares are Calculated.” Any sales load will not be part of a Shareholder’s investment in the Fund, and the sales load will neither constitute an investment made by the Shareholder in the Fund nor form part of the assets of the Fund.  The sales load is subject to the applicable limitations imposed by the rules and regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”).  Sales of Class I Shares are not subject to a sales load.

Page 15:
The Fund has agreed to delete footnote #1 from the Summary of Fund Expenses Table.
Page 102:
Shareholders may qualify for sales load reductions and waivers on Class A Shares.  Class A Shares may only be purchased through Merrill Lynch Pierce, Fenner & Smith Incorporated or its affiliates and the specific amount of the sales load for Class A Shares will be determined in accordance with the chart as follows:
Investment Size	As a % of the Offering Price*	As a % of the Investment**
$25,000 - $99,999	1.00%	1.00%
$100,000 - $249,999	0.75%	0.75%
$250,000 - $999,999	0.50%	0.50%
$1,000,000 and over	0%	0%

* The sales load will be computed as a percentage of the public offering price and will not be part of a Shareholder’s investment in the Fund.
** The sales load will not constitute an investment made by the Shareholder in the Fund.
Any sales load will not be part of a Shareholder’s investment in the Fund, and the sales load will neither constitute an investment made by the Shareholder in the Fund nor form part of the assets of the Fund.  The sales load is subject to the applicable limitations imposed by the rules and regulations of FINRA. Sales of Class I Shares are not subject to a sales load.

Summary of Terms - Purchasing Shares, Page 11
2.
In the sentence that reads, “The sales load may be waived for Trustees…”, please consider revising this disclosure to read, “The sales load will be waived….”  The staff does not believe the proposed disclosure satisfies the Staff’s previous requests.

Response:  The Fund has determined to delete the cited sentence.
Supplemental Representation
3.      Please confirm the Fund does not need additional ‘no objection’ relief from FINRA prior to issuing Class A Shares in order to comply with FINRA rules and regulations.
Response:  The Fund confirms it has obtained the necessary ‘no objection’ relief from FINRA in order to appropriately offer Class A Shares.
Thank you for your attention in these matters.  Please feel free to call me any time at 617-951-9147, or George Zornada at 617-261-3231.
Sincerely,

/s/ Matthew J. Rogers
Matthew J. Rogers

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